SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number: 1-7107

                           NOTIFICATION OF LATE FILING

(Check one):

--- Form 10-K     X  Form 11-K    --- Form 20-F    ---Form 10-Q    ---Form N-SAR
                 ---

                       For Period Ended: December 31, 1999

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     LOUISIANA-PACIFIC CORPORATION

Address of principal executive office:      111 S.W. Fifth Avenue
                                            Portland, Oregon  97204

                                     PART II
                             RULE 12b-25 (b) AND (c)

               The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

-X- (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X- (b) The subject annual report on Form 11-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

-X- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The registrant experienced unexpected delays in completing the audit preparation process for an audit of the financial statements of its Salaried 401(k) and Profit Sharing Plan due to changes in the plan implemented during 1999 and the engagement of a new trustee for the plan. The registrant anticipates that the audit will be completed prior to July 13, 2000.

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

                                     PART IV
                                OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification:

               Mary Ann Frantz                     (503)           224-5858
                     (name)                     (Area Code)   (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                      -X- Yes             --- No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      --- Yes             -X- No

               LOUISIANA-PACIFIC CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 28, 2000                  By:    /s/ Gary C. Wilkerson
                                             Gary C. Wilkerson
                                             Vice President and General Counsel



                                    ATTENTION

               Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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